LUXOR INDUSTRIAL CORPORATION

03 AUG 19 7:21

15-Jul-03

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

03029376

Attn: Martin L. Meyrowitz
Attorney Advisor

Re: Luxor Industrial Corporation
File No: 82-822

SUPPL

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 3/31/03
- News Release dated 2/18/03
- News Release dated 7/25/03
- Insider Report for Terry O. Lashman dated 1/10/03
- Insider Report for Terry O. Lashman dated 1/25/03
- Insider Report for Terry O. Lashman dated 1/31/03
- Insider Report for Terry O. Lashman dated 2/13/03
- Insider Report for Terry O. Lashman dated 2/26/03
- Insider Report for Terry O. Lashman dated 3/7/03
- Insider Report for Terry O. Lashman dated 4/3/03
- Insider Report for Terry O. Lashman dated 4/21/03
- Insider Report for Terry O. Lashman dated 5/30/03
- Insider Report for Gary G. Liu dated 3/7/03
- Insider Report for Ken McClelland dated 3/7/03

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

We trust you will find the enclosures in order.

Luxor Industrial Corporation

Gary G. Liu
Encl.

dlw 8/19

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

FORM 51 - 901F

QUARTERLY REPORT

03 AUG 19 AM 7:21

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2003
DATE OF REPORT: May 30, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/05/30 (Y M D)
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	03/05/30 (Y M D)

LUXOR INDUSTRIAL CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2003

SCHEDULE A
EXHIBIT 1

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
MARCH 31, 2003 AND DECEMBER 31, 2002
(Unaudited-Prepared by Management)

	31-Mar-03	31-Dec-02
ASSETS		
CURRENT		
Cash and term deposits	$ 17,014	$ 49,041
Accounts receivable	80,853	79,735
Marketable securities (note 2.c)	300	300
Inventory (note 2.d)	69,733	59,945
	$ 167,900	$ 189,021
CAPITAL ASSETS (note 2.1 and 3)	47,063	38,289
LICENCE AND PATENT COSTS (note 2.i and 3)	88,376	90,619
RESEARCH AND DEVELOPMENT EXPENDITURES (note 2.h and 4)	491,451	505,494
	$ 794,790	$ 823,423
LIABILITIES		
CURRENT		
Accounts payable	$ 231,682	$ 237,059
Advances from related parties (note 6 and 7)	268,062	233,229
	$ 499,744	$ 470,288
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 5)	$ 9,114,340	$ 9,114,340
DEFICIT-Exhibit 3	(8,819,294)	(8,761,205)
	$ 295,046	$ 353,135
	$ 794,790	$ 823,423

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Unaudited-Prepared by Management)

	3 Months Ended 31-Mar-03	3 Months Ended 31-Mar-02
REVENUE	$ 262,684	$ 242,158
Less returns and allowances	2,623	2,316
	$ 260,061	$ 239,842
COST OF SALES		
Bracing Bridging	$ 105,012	$ 106,032
Gross margin before royalty (59.62%; 2002 - 55.79%)	$ 155,049	$ 133,810
Royalty	14,457	13,421
GROSS MARGIN (54.06%; 2002 - 50.2%)	$ 140,592	$ 120,389
EXPENSES		
Automotive	$ 8,785	$ 12,781
Bank charges	270	190
Code and license fees	-	3,300
Consulting fees	-	3,800
Depreciation and amortization	17,801	17,301
Engineer Services	12,000	12,600
Equipment rental	1,155	942
Management fees, salaries and wages	100,543	97,980
Office supplies and miscellaneous	6,094	8,057
Postage and courier	2,010	6,360
Product promotion	10,844	13,840
Professional fees	1,500	2,504
Rent and utilities	24,898	22,657
Stock exchange and filing fees	4,413	3,500
Supplies, maintenance and repairs	3,543	6,354
Telephone	4,885	6,004
Transfer agent fees	1,462	1,292
Travel and promotion	3,344	1,883
	$ 203,547	$ 221,345
LOSS BEFORE OTHER ITEMS	$ 62,955	$ 100,956
OTHER ITEMS		
Other revenue	$ 4,489	$ -
Interest income	3	153
Exchange gain(loss)	(773)	(543)
Prior year adjustments	1,147	-
	$ 4,866	$ (390)
LOSS FOR THE PERIOD-Exhibit 3	$ 58,089	$ 101,346
Loss per share	$ 0.00	$ 0.01

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Unaudited-Prepared by Management)

	3 Months Ended 31-Mar-03	3 Months Ended 31-Mar-02
DEFICIT		
Balance, beginning	$ (8,761,205)	$ (8,552,632)
Loss for the period-Exhibit 2	(58,089)	(101,346)
Balance, ending-Exhibit 1	$ (8,819,294)	$ (8,653,978)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Unaudited-Prepared by Management)

	3 Months Ended 31-Mar-03	3 Months Ended 31-Mar-02
OPERATING ACTIVITIES		
Loss for the period - Exhibit 2	$ (58,089)	$ (101,346)
Item not involving cash		
Depreciation and amortization	17,801	17,301
	$ (40,288)	$ (84,045)
Changes in non-cash working capital items	(16,283)	39,098
Cash used in operating activities	$ (56,571)	$ (44,947)
FINANCING ACTIVITIES		
Shares issued for cash and accounts payable	$ -	$ -
Advances from (to) related parties	34,833	34,459
Cash provided by financing activities	$ 34,833	$ 34,459
INVESTING ACTIVITIES		
Acquisition of capital assets	$ (10,289)	$ (2,986)
Licence and patent costs	-	-
Research and development	-	-
Cash used in investing activities	$ (10,289)	$ (2,986)
NET INCREASE (DECREASE) IN CASH	$ (32,027)	$ (13,474)
CASH, BEGINNING	49,041	101,918
CASH, ENDING-Exhibit 1	$ 17,014	$ 88,444

SCHEDULE A
EXHIBIT 5

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation
The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Revenue recognition
Revenue realized from sales of the patented engineered bridging system is recognized at the time an order has been placed, product has been prepared for shipping, cost is readily determinable, and collection is considered probable.

c) Marketable securities
Marketable securities are recorded at cost. Market value at the end of the period is $108 (2002 -$60).

d) Inventory
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

e) Earnings (loss) per share
Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2001 -18,281,034). Diluted loss per share has not been provided for the first three months of 2003 and 2002 as it would be anti-dilutive.

f) Share issue costs
Costs associated with the issuance of share capital are charged directly to share capital.

g) Foreign currency translation
Effective January 1, 2002, the company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

h) Research and development expenditures
Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

i) License and patent costs
License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

j) Financial instruments
The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

k) Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

l) Capital assets
Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

m) Income taxes
Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

n) Stock-based compensation
Effective January 1, 2002, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

3. Capital Assets

	2003			2002
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 107,146	$ 61,691	$ 45,455	$ 28,600
Leasehold improvements	34,334	33,739	595	-
Automobile	6,000	4,987	1,013	1,177
License and patents	141,323	52,947	88,376	97,089
	$ 288,803	$153,364	$ 135,439	$ 126,866

4. Research and Development Expenditures

	2003	2002
Balance, beginning of year	$ 505,494	$ 534,546
Less: amortization	14,043	14,043
Balance, end of the period	$ 491,451	$ 520,503

5. Share Capital

a) Authorized Capital
99,588,750 common shares without par value

b) Issued Capital

	2003		2002	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,114,340	18,281,034	$9,114,340
Issued for cash:				
• Private Placement	-	-	-	-
• Options	-	-	-	-
Balance, end of the period	18,281,034	$9,114,340	18,281,034	$9,114,340

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) Stock options plan
The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
Nil				

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Series "A" share purchase warrants*	437,500	$0.50	Jul 17, 2003
Director and employees stock options	300,000	$0.40	Mar19, 2006

*Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue.

f) Shares held in escrow
As at the end of the period, 245,000 (2002 – 245,000) shares are held in escrow. Their release is subject to determination by regulatory authorities.

6. Advances From Related Parties

Advances from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

7. Related Party Transactions

a) During the period, the company paid management fees of $12,000 (2002 - $12,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $41,594 (2002 - $30,566) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $142,541 (2002 - $74,381) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $24,015 (2002 - $18,750) to a company controlled by a director of the company.

d) During the period, the company reimbursed $10,053 (2002 - $9,176) for product promotional expenses to a director. As at the end of the period, $3,041 (2002 – 1,266) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $14,579 (2002 - $12,336) for marketing consulting services.

f) During the period, the company reimbursed $1,893 (2002 - $3,097) for product promotional expenses to a director. As at the end of the period, $593 (2002 - 703) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $14,457 (2002 - $13,421) (see note 8). As at the end of the period, $123,987 is payable (2002 -$67,110).

8. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

9. Income Taxes

The company has approximately $5,575,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Export Sales

Operations include export sales of approximately $63,767 (2002 - $45,799) primarily to clients in the United States.

11. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2003
DATE OF REPORT: May 30, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/05/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	03/05/30 Y M D

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
THREE MONTHS ENDED MARCH 31, 2003

1 Research and development expenditures

(Please see Note 2.h & 4 - Exhibit 5)

2 Related party transactions

(Please see Note 6 & 7 - Exhibit 5)

3 (a) Securities issued during the period January 1, 2003 to March, 31, 2003

(Please see Note 5.b & c - Exhibit 5)

(b) Options were granted during the period January 1, 2003 to March, 31, 2003

(Please see Note 5.d - Exhibit 5)

4 Share Capital

(Please see Note 5 - Exhibit 5)

5 Directors and officers as of March 31, 2003

Terry O. Lashman	Director
K.J. (Ken) McClel	Director
John W. R. Taylor	Director
Gary G. Liu	Director

SCHEDULE C
EXHIBIT 7

LUXOR INDUSTRIAL CORPORATION

QUARTERLY REPORT
THREE MONTHS ENDED MARCH 31, 2003

MANAGEMENT DISCUSSION

Product Sales

Sales for the three-month period ending March 31, 2003 were $267,172 up 10% compared to $242,158 for the same period of 2002.

The loss for the first quarter 2003 was $58,089 compared to $101,346 for the same period of 2002.

Overhead for the first quarter was $203,547 in 2003 compared to $221,345 for the same period in 2002. The Company is endeavoring to operate on existing levels of overhead and is confident the sales of IBS 2000® can be increased to the level necessary for the profitable operation of the Company.

Marketing Arrangements - Floor System Components Distributors

The Company's current market share in Canada and the U.S. is a fraction of 1%. The Company's sales growth is reasonable through marketing to distributors, retailers, builders and specifiers. In order to achieve significant sales growth, the Company during the past year it has pursued arrangements with companies that are selling all components of a floor and are dealing directly with builders or their framing companies. The IBS 2000® is a key component of the floor system as it provides flexibility in quoting, allowing for advantage over competitors. Framers Choice Inc. and World Wide Inc. are companies that Luxor has entered into arrangements with, providing the Company with local sales representation in the respective markets.

Framers Choice Inc., a floor system component distributor based in Las Vegas, NV, adopted the use of IBS 2000® in the marketing and design of its floor system package. Framers Choice does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for customers in California, Nevada, and Texas from its centralized design office in Las Vegas. Framers Choice has appointed DW Distribution of Dallas, TX as it's distributor and has established it's own distribution yards in Las Vegas, NV and Los Angeles, CA. Framers Choice in the future, plans to expand to Arizona, Colorado, Utah, New Mexico and Oklahoma. Framers Choice provides local sales representation in markets that the Company expects will have significant impact on sales of IBS 2000®. Many projects have been finalized.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. Luxor as well as Framers Choice are working with representatives of such top 10 builders as Centex Homes, Pulte Homes and DR Horton in addition to an expanding list of top regional builders and framing companies to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost.

Luxury builder, MarQuis Homes, a division of Centex Homes, completed installation of IBS 2000® during 2002 and 2003 in its 48 unit Tramonto project. The three storey luxury villas, located in the prestigious Lake Las Vegas Resort area, were Value Engineered by Luxor to improve the floor performance in each unit while using lower cost joist configurations to achieve overall cost savings for the builder.

World Wide Inc. completed the first sale of IBS 2000® to the United Kingdom market. IBS 2000® units were sold to Midland Timber Engineering Limited (MTE). MTE, a timber frame manufacturer, are located in Leicester in central England and were visited during Luxor's UK market trip in May, 2002. The IBS 2000® is part of World

Wide Inc.'s Total Engineered Floor System (TEFS) that was used in the construction of 39 apartment flats for a major UK builder. The IBS 2000® product will be used in conjunction with Engineered Wood I-joists.

The market size for timber frame kit housing in the UK is approximately 25,000 units annually representing 20% of the housing market. Unlike North American construction, timber frame homes are manufactured for builders as prefabricated kits that include floors, walls and roof assemblies. Luxor sees itself as well positioned to grow in the UK timber frame market. It has price and performance advantages as part of the TEFS marketing initiative. In addition, changes in the British building code that address vibration in floors contribute to the positive outlook. IBS 2000® has been specified in the floor design of other pending UK based projects. Luxor plans to maintain an inventory of its IBS 2000® Connectors in the UK to service the growing timber frame manufacturing industry.

CCMC Code Approval for I-Joists

Following 11 months of testing, Luxor submitted an application for a CCMC Report in December 2002. Don Onysko, a leading authority in Canada on floor performance and related code issues, was retained as independent consultant. CCMC approval is expected shortly.

Although Luxor is currently selling IBS 2000® for application with I-Joists, to joint market IBS 2000® with I-joist manufacturers, a CCMC report is required. Any joint marketing would include IBS 2000® in the I-Joist manufacturer's literature and design software.

Marketing Arrangements - Larger Corporations

I-Joists are used in 40% of floors in new construction as opposed to 60% for lumber joists. The I-Joists have become a commodity and manufacturers are fighting to maintain or gain market share. As the market share for I-Joists has increased from 5% in 1990 to 40% in 2000, new I-Joists plants have inundated the market. The IBS 2000® offers advantages to builders, as it can be used by I-Joists manufacturers to gain market share or to maintain market share.

Weyerhaeuser / Trus Joist

Trus Joist previously tested IBS 2000® over a 3-month period, and it is the only proprietary bridging product Trus Joist has approved for use with its I-Joists. Trus Joist's warranty will remain intact when its I-Joists are installed in conjunction with IBS 2000®.

In the absence of the CCMC Report, Trus Joist has only allowed the IBS 2000® the same racking stiffness as solid blocking, which is in Trus Joist's design software. Trus Joist require Luxor to secure racking stiffness values for application with I-Joists from the National Building Code of Canada, in other words, a CCMC Report.

The Company will contact Weyerhaeuser upon receipt of the CCMC report.

Other I-Joists Manufacturers

The Company will contact other I-Joists manufacturers including Louisiana Pacific and Boise Cascade. Louisiana Pacific previously tested IBS 2000® over a 3 month period and approved its use with their I-Joists.

One manufacturer with large regional distribution has agreed to joint market with the Company upon receipt of Luxor's CCMC report. IBS 2000® will be included in their literature and software.

Business Development

During 2003, the Company commenced development, manufacturing and marketing of associated wood products as well as custom re-manufacturing. Items include pre-fabricated wall panels, pre-fabricated window and door frames, small completed wood-frame structures, conventional bridging and re-manufacturing of dunnage. In addition to increasing profits, development of the above and other items will reduce costs through manufacturing efficiencies and provide potential for development of other products for sale to the Company's customer base.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

Based on sales growth, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the Company.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. Other than obligations to related parties, the Company has been able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

Respectively Submitted,

Terry O. Lashman
President

May 6, 2003

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V | February 18, 2003 | 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 01.2003** | STANDARD & POOR'S LISTED

Framers Choice Places Initial Stocking Orders of IBS2000® For California and Nevada Markets

Luxor Industrial Corporation is pleased to report that Nascor Systems USA, the distribution arm of Framers Choice Inc. of Las Vegas, NV, has placed its initial stocking order of Luxor's patented IBS 2000® Load Sharing Connectors™. The inventory will service Framers Choice's growing customer base of leading national and regional builders in California and Nevada from two distribution locations.

Framers Choice added IBS 2000® to its product mix in order to provide its customers with better performing floors at a lower cost as well as construction benefits. They have successfully developed and promoted a floor system that utilizes the performance enhancing characteristics of IBS 2000® to meet these objectives. The use of IBS 2000® in the floor design has made the approach equally effective with builders at all levels of the housing market. Luxor provides sales support by contributing floor performance analyses demonstrating the superior performance of the Nascor-IBS system.

The Nascor-IBS system has been adopted by its Texas distributor, DW Distribution who has used it to sell top 5 ranked national and regional builders in the Dallas market. Following an initial stocking order in the fourth quarter of 2002, DW Distribution has reordered IBS 2000® to service projects that are currently under construction.

The sales, design and product distribution presence of Framers Choice in the Western and Southwestern markets has improved Luxor's ability to close builders who Luxor has been in contact with in the past.

For further information contact Kal Manj or Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
President

AM 7:21

www.luxorcorp.com

03 AUG 19

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL | July 25, 2003 | 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 02.2003** | STANDARD & POOR'S LISTED

IBS 2000® Shear Modulus Values for Engineered Wood Floor Systems Approved by Canadian Construction Materials Centre (CCMC)

Luxor Industrial Corporation is pleased to announce that the Canadian Construction Materials Centre (CCMC) has accepted its application for approval of IBS 2000® Shear Modulus Values for use with engineered wood joists. Luxor is the first Company to receive CCMC approval for proprietary stiffness values for a floor stiffness enhancement device. The CCMC Evaluation Report # 13121-R provides Luxor with access to the market for engineered wood joists which represent approximately 40% of housing starts in Canada and the United States. Luxor manufactures its patented IBS 2000® Load Sharing Connectors™ for all engineered wood joist series, depths and joist spacings.

CCMC's approval provides Luxor with third party acceptance of the IBS 2000® product attributes that are necessary to build relationships with builders, engineers, joist suppliers and building officials. The CCMC approved IBS 2000® stiffness values allow floor system designers to calculate vibration controlled floor system spans for Engineered Wood I-joists and Open Web floor trusses that meet the intent of Canada's 1995 National Building Code using the Engineered member calculation formula adopted by CCMC in the 1997 Concluding Report or by using Luxor's proprietary Floor Navigator software. The engineered floor joist industry grew 8 fold through the 1990's from 5% to 40% of residential wood frame housing starts. More than 12 manufacturers of engineered wood joists including such majors as Trus Joist ®, Boise, Louisiana Pacific, Jager, Nascor and Nordic operate in the populated centers within Ontario and Quebec. CCMC approval will give Luxor complete access to these markets as well as Atlantic and Western Canadian markets that have not previously been available to Luxor. Luxor can now introduce the highly desired cost saving and performance enhancing characteristics of IBS 2000® to the growing market for engineered wood joists across Canada.

In anticipation of CCMC's approval of the stiffness properties of IBS 2000®, Luxor completed both span tables and software products to support IBS 2000® with engineers, architects and floor system designers. The longer spans achieved by using Luxor's patented IBS 2000® Connectors allow designers to create larger room sizes to meet their client's space expectations without adding the cost of larger joists or closer on-center spacing. Also, builders are able to maintain continuous joist series, depth and spacing for fast, cost-effective installation of floor systems. Typical applications of the IBS 2000® Connectors include long span rooms, longer span areas such as bay windows and breakfast nooks and bonus rooms above garages.

A copy of the Evaluation Report is available under the Products & Services section in Luxor's website at www. luxorcorp.com. For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929.

BY THE ORDER OF THE BOARD OF DIRECTORS
"TOL"
Terry Lashman
President

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 21 MONTH 12 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	903,100 **	31/12/02	10		2,000	030		901,100	2	*
COMMON-WARRANTS	32,500							32,500	2	*
COMMON-WARRANTS	300,000							300,000	1	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 10 MONTH 01 YEAR 03

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

03 AUG 19 AM 7:21

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 10/01/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	901,100 **	16/01/03	10	1,500		0.26		902,600	2	*
		16/01/03	10	2,000		0.30		904,600	2	*
COMMON-WARRANTS	32,500							32,500	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 25/01/03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 25 01 03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	904,600 **	22 01 03	10	2,000		0.24		906,600	2	*
		29 01 03	10	3,000		0.24		909,600	2	*
		30 01 03	10	2,000		0.22		911,600	2	*
COMMON – WARRANTS	32,500							32,500	2	*
COMMON – OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 31 01 03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 31 01 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6M3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	911,600 **	04	02	03	10	2,000		0.22		913,600	2	*
		06	02	03	10	2,500		0.25		916,100	2	*
		06	02	03	10	500		0.22		916,600	2	*
		10	02	03	10	2,500		0.21		919,100	2	*
COMMON-WARRANTS	32,500									32,500	2	*
COMMON-OPTIONS	300,000									300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 13 02 03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 13 MONTH 02 YEAR 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. 6138 STREET GRANVILLE STREET APT

CITY: VANCOUVER

PROV. BRITISH COLUMBIA POSTAL CODE V6M3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	919,100 **	17	02	03	10	1,500		0.21		920,600	2	*
		18	02	03	10		30,000	0.24		890,600	2	*
COMMON – WARRANTS	32,500									32,500	2	*
COMMON – OPTIONS	300,000									300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 26 MONTH 02 YEAR 03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 26 02 03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO

[X] BRITISH COLUMBIA [ ] QUÉBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	890,600 **	04 03 03	10	1,000		0.23		891,600	2	*
		06 03 03	10		11,000	0.28		880,600	2	*
COMMON-WARRANTS	32,500							32,500	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 03 03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 03 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (blank)

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	880,600 **	24	03	03	10	4,000		0.23		884,600	2	*
COMMON – WARRANTS	32,500									32,500	2	*
COMMON – OPTIONS	300,000									300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 03 04 03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 03 MONTH 04 YEAR 03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA   POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	884,600 **	08	04	03	10	10,000		0.22		894,600	2	*
COMMON – WARRANTS	32,500									32,500	2	*
COMMON – OPTIONS	300,000									300,000	1	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

**RRSP – 63,693 INCLUDED

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 21 MONTH 04 YEAR 03

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 21 04 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	894,600 **	22 05 03	10	5,000		0.17		899,600	2	*
		27 05 03	10	5,000		0.18		904,600	2	*
		29 05 03	10	5,000		0.17		909,600	2	*
COMMON-WARRANTS	32,500							32,500	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 30 05 03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 06 07 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LIU

GIVEN NAMES: GARY GUONAN

NO. 22888 STREET WINDSOR COURT APT 114

CITY RICHMOND

PROV. B.C. POSTAL CODE

BUSINESS TELEPHONE NUMBER 604 - 684 - 7929

BUSINESS FAX NUMBER 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	18,100									18,100	1	
Common-RRSP	20,900	28	02	03	11	20,000		0.27		40,900	2	RRSP

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GARY G. LIU

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 03 03

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 03 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: ___ YES X NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: McCLELLAND

GIVEN NAMES: KENNETH J.

NO. 3820 STREET WESTRIDGE AVENUE APT

CITY: WEST VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V7V 3H5

BUSINESS TELEPHONE NUMBER: 604 - 857 - 9601

BUSINESS FAX NUMBER: 604 - 857 - 9602

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ___ YES X NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	1,000							1,000	1	
Common-RRSP	45,000	28 02 03	11	15,000		0.27		60,000	2	RRSP

BOX 6. REMARKS

ATTACHMENT ___ YES X NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE X ENGLISH ___ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): [illegible]

SIGNATURE: [signature]

DAY MONTH YEAR

LUXOR INDUSTRIAL CORPORATION

03 AUG 19 AM 7:21

15-Jan-03

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Martin L. Meyrowitz
Attorney Advisor

Re: Luxor Industrial Corporation
File No: 82-822

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 9/30/02
- Quarterly Report for filing of Form 51 - 901F dated 12/31/02
- News Release dated 10/16/02
- News Release dated 10/21/02
- News Release dated 10/28/02
- News Release dated 11/11/02
- News Release dated 11/29/02
- News Release dated 12/6/02
- News Release dated 12/11/02
- Insider Report for Terry O. Lashman dated 9/5/02
- Insider Report for Terry O. Lashman dated 9/13/02
- Insider Report for Terry O. Lashman dated 9/27/02
- Insider Report for Terry O. Lashman dated 10/9/02
- Insider Report for Terry O. Lashman dated 10/30/02
- Insider Report for Terry O. Lashman dated 11/26/02
- Insider Report for Terry O. Lashman dated 12/21/02

We trust you will find the enclosures in order.

Luxor Industrial Corporation

Gary G. Liu
Encl.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER:	Luxor Industrial Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	President
CONTACT TELEPHONE:	(604) 684-7929
FOR QUARTER ENDED:	September 30, 2002
DATE OF REPORT:	November 12, 2002

03 AUG 19 AM 7:21

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	02/11/12 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	02/11/12 Y M D

LUXOR INDUSTRIAL CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2002

SCHEDULE A
EXHIBIT 1

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
(Unaudited-Prepared by Management)

	30-Sep-02	31-Dec-01
ASSETS		
CURRENT		
Cash and term deposits	$ 45,706	$ 101,918
Accounts receivable	95,981	35,744
Marketable securities (note 2.b)	300	300
Inventory (note 2.c)	77,138	66,636
	$ 219,125	$ 204,598
CAPITAL ASSETS (note 2.k and 3)	32,367	30,827
LICENCE AND PATENT COSTS (note 2.h and 3)	92,841	96,310
RESEARCH AND DEVELOPMENT EXPENDITURES (note 2.g and 4)	492,416	534,546
	$ 836,749	$ 866,281
LIABILITIES		
CURRENT		
Accounts payable	$ 239,472	$ 162,725
Advances from related parties (note 5 and 8)	203,206	106,490
	$ 442,678	$ 269,215
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 6)	$ 9,114,340	$ 9,114,340
DEFICIT-Exhibit 3	(8,720,269)	(8,517,274)
	$ 394,071	$ 597,066
	$ 836,749	$ 866,281

SCHEDULE A
EXHIBIT 2

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited-Prepared by Management)

	3 Months Ended 30-Sep-02	9 Months Ended 30-Sep-02	3 Months Ended 30-Sep-01	9 Months Ended 30-Sep-01
REVENUE	$ 285,288	$ 763,688	$ 243,026	$ 698,316
Less returns and allowances	3,795	10,228	3,294	8,883
	$ 281,493	$ 753,460	$ 239,732	$ 689,433
COST OF SALES				
Bracing Bridging	$ 122,260	$ 300,398	$ 94,850	$ 292,322
Gross margin before royalty (60.13%; 2001 - 57.6%)	$ 159,233	$ 453,062	$ 144,882	$ 397,111
Royalty	15,599	42,030	13,381	38,392
GROSS MARGIN (54.55%; 2001 - 52.03%)	$ 143,634	$ 411,032	$ 131,501	$ 358,719
EXPENSES				
Automotive	$ 8,296	$ 32,324	$ 11,054	$ 28,810
Bank charges	303	708	161	596
Code and license fees	-	8,880	-	9,396
Consulting fees	-	6,050	-	11,250
Depreciation and amortization	17,395	52,032	17,665	52,893
Engineer Services	12,000	36,600	13,343	37,343
Equipment rental	1,501	4,529	1,649	4,522
Insurance	-	5,680	(750)	7,889
Management fees, salaries and wages	88,332	265,140	84,594	233,596
Office supplies and miscellaneous	2,062	18,753	7,109	22,500
Postage and courier	1,141	9,737	3,196	8,990
Product promotion	4,250	24,557	25,736	52,374
Professional fees	2,159	9,846	3,216	12,596
Rent and utilities	20,563	63,696	20,483	62,960
Software development	-	23,590	16,800	19,650
Stock exchange and filing fees	-	3,673	662	3,245
Supplies, maintenance and repairs	6,824	19,423	5,015	14,117
Telephone	5,199	17,960	6,275	20,464
Transfer agent fees	1,428	4,607	783	5,041
Travel and promotion	2,817	12,088	8,028	20,999
	$ 174,270	$ 619,873	$ 225,019	$ 629,231
LOSS BEFORE OTHER ITEMS	$ 30,636	$ 208,841	$ 93,518	$ 270,512
OTHER ITEMS				
Other revenue	$ 3,765	$ 3,785	$ 115	$ 670
Interest income	91	259	671	787
Exchange gain(loss)	712	1,232	3,235	3,451
Prior year adjustments	77	568	61	2,620
	$ 4,645	$ 5,844	$ 4,082	$ 7,528
LOSS FOR THE PERIOD-Exhibit 3	$ 25,991	$ 202,997	$ 89,436	$ 262,984
Loss per share	$ 0.00	$ 0.01	$ 0.00	$ 0.01

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited-Prepared by Management)

	9 Months Ended 30-Sep-02	9 Months Ended 30-Sep-01
DEFICIT		
Balance, beginning	$ (8,517,272)	$ (8,122,671)
Loss for the period-Exhibit 2	(202,997)	(262,984)
Balance, ending-Exhibit 1	$ (8,720,269)	$ (8,385,655)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited-Prepared by Management)

	3 Months Ended 30-Sep-02	9 Months Ended 30-Sep-02	3 Months Ended 30-Sep-01	9 Months Ended 30-Sep-01
OPERATING ACTIVITIES				
Loss for the period - Exhibit 2	$ (25,991)	$ (202,997)	$ (89,436)	$ (262,984)
Item not involving cash				
Depreciation and amortization	17,395	52,032	17,665	52,893
	$ (8,596)	$ (150,965)	$ (71,771)	$ (210,091)
Changes in non-cash working capital items	8,939	6,009	14,646	(16,762)
Cash used in operating activities	$ 343	$ (144,956)	$ (57,125)	$ (226,853)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$ -	$ -	$ 175,000	$ 255,000
Advances from (to) related parties	19,457	96,716	46,121	108,027
Cash provided by financing activities	$ 19,457	$ 96,716	$ 221,121	$ 363,027
INVESTING ACTIVITIES				
Acquisition of capital assets	$ (1,398)	$ (4,805)	$ 2,079	$ (2,435)
Licence and patent costs	(182)	(3,167)	(1,953)	(1,953)
Cash used in investing activities	$ (1,580)	$ (7,972)	$ 126	$ (4,388)
NET INCREASE (DECREASE) IN CASH	$ 18,220	$ (56,212)	$ 164,122	$ 131,786
CASH, BEGINNING	27,486	101,918	6,128	38,464
CASH, ENDING-Exhibit 1	$ 45,706	$ 45,706	$ 170,250	$ 170,250

SCHEDULE A
EXHIBIT 5

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Marketable securities

Marketable securities are recorded at cost. Market value at the end of the period is $48 (2001 -$16).

c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

d) Loss per share

Loss per share has been calculated using the weighted average number of shares issued during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2001 - 18,281,034). Diluted loss per share has not been provided for the first nine month of 2002 and 2001 as it would be anti-dilutive.

e) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

f) Foreign currency translation

All foreign currency transactions are related to the United States. At the end of the period, monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars at 1.50 per US dollar (2001 – 1.50). Revenue and expense items, excepting amortization, are also translated at 1.50 per US dollar (2001 – 1.50).

g) Research and development expenditures

Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

h) License and patent costs

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

i) Financial instruments

The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

k) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

l) Income taxes

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

m) Stock-based compensation

The company has approved purchase options which are detailed in note 6. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

3. Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 89,792	$ 58,903	$ 30,889	$ 31,495
Leasehold improvements	34,123	33,726	397	-
Automobile	6,000	4,919	1,081	1,502
License and patents	141,330	48,489	92,841	97,841
	$ 271,245	$146,037	$ 125,208	$ 130,838

4. **Research and Development Expenditures**

	2002	2001
Balance, beginning of year	$ 534,546	$ 583,141
Less: amortization	42,130	42,130
Balance, end of the period	$ 492,416	$ 541,011

5. **Advances To / From Related Parties**

Advances to or from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

6. **Share Capital**

a) **Authorized Capital**

99,588,750 common shares without par value

b) **Issued Capital**

	2002		2001	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,114,340	18,054,784	$8,859,340
Issued for cash:				
• Private Placement	-	-	437,500	175,000
• Options	-	-	200,000	80,000
Return Escrow to treasury	-	-	-411,250	-
Balance, end of the period	18,281,034	$9,114,340	18,281,034	$9,114,340

c) **Securities issued during the period**

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) **Stock options plan**

The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
Nil				

e) **Warrants and options outstanding**

Description	No. Of Shares	Price	Expiry Date
Series "A" share purchase warrants*	437,500	$0.50	Jul 17, 2003
Director and employees stock options	300,000	$0.40	Mar19, 2006

*Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue.

f) **Shares held in escrow**

As at the end of the period, 245,000 shares are held in escrow. Their release is subject to determination by regulatory authorities.

7. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

8. Related Party Transactions

a) During the period, the company paid management fees of $36,000 (2001 - $36,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $97,095 (2001 - $123,703) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $103,875 (2001 - $63,372) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $56,250 (2001 - $56,250) to a company controlled by a director of the company.

d) During the period, the company reimbursed $24,632 (2001 - $30,550) for product promotional expenses to a director. As at the end of the period, $2,225.95 (2001 - Nil) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $37,009 (2001 - $37,009) for marketing consulting services.

f) During the period, the company reimbursed $8,218 (2001 - $4,155) for product promotional expenses to a director. As at the end of the period, $596 (2001 - Nil) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $42,030 (2001 - $38,392) (see note 7). As at the end of the period, $95,816 is payable (2001 -$45,461).

9. Income Taxes

The company has approximately $5,000,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
NINE MONTHS ENDED SEPTEMBER 30, 2002

1 Research and development expenditures

(Please see Note 4 - Exhibit 5)

2 Related party transactions

(Please see Note 8 - Exhibit 5)

3 (a) Securities issued during the period January 1, 2002 to September, 30, 2002

(Please see Note 6.c - Exhibit 5)

(b) Options were granted during the period January 1, 2002 to September, 30, 2002

(Please see Note 6.d - Exhibit 5)

4 Share Capital

(Please see Note 6 - Exhibit 5)

5 Directors and officers as of September 30, 2002

Terry O. Lashman	Director
K.J. (Ken) McClelland	Director
John W. R. Taylor	Director
Gary G. Liu	Director

SCHEDULE C
EXHIBIT 7

LUXOR INDUSTRIAL CORPORATION

QUARTERLY REPORT
NINE MONTHS ENDED SEPTEMBER 30, 2002

MANAGEMENT DISCUSSION

Product Sales

IBS 2000® sales for the nine month period ending September 30, 2002 were $763,688, up 9% compared to $698,316 for the same period of 2001.

Third quarter 2002 sales were a quarterly record $285,288, up 17% compared to $243,026 for the same period of 2001.

October 2002 sales reached a one month record of $128,789.

The nine month loss to September 30, 2002 was $202,997 compared to $262,984 for the same period of 2001.

The three month loss to September 30, 2002 was $25,991 compared to $89,436 for the same period of 2001.
The three month loss to September 30, 2002 was 8,596 before depreciation and amortization.

Luxor's market expansion programs contributed to the October sales record. New customers included Dallas Texas based DW Distribution whose stocking order will support that region's sales activities of Framers Choice Inc. Additional contribution continues to come from sales of higher valued IBS 2000® units for application with Engineered Wood I-joists.

Framers Choice Inc., a floor system component distributor based in Las Vegas, Nevada, adopted the use of IBS 2000® in the marketing and design of its floor system package. Framers Choice does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for a network of dealers in California, Oregon, Washington, Utah, Nevada, Arizona and Texas from its centralized design office in Las Vegas. Framers Choice and its dealer network provide local sales representation in markets that the Company expects will have significant impact on sales of IBS 2000®.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. *Luxor is working with representatives of such top 10 builders as Centex Homes, Pulte Homes and DR Horton in addition to an* expanding list of top regional builders to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost.

Luxury builder, MarQuis Homes, a division of Centex Homes, commenced installation of IBS 2000® in its 48 unit Tramonto project. The three storey luxury villas, located in the prestigious Lake Las Vegas Resort area, were Value Engineered by Luxor to improve the floor performance in each unit while using lower cost joist configurations to achieve overall cost savings for the builder. MarQuis Homes is working with Luxor to introduce the cost savings of IBS 2000® designs to other Centex divisions across the United States.

Overseas Sales

The first sale of IBS 2000® was completed to the United Kingdom market. 1,092 IBS 2000® units were sold to Midland Timber Engineering Limited (MTE). MTE, a timber frame manufacturer, are located in Leicester in central England and were visited during Luxor's UK market trip in May, 2002. The IBS 2000® units are part of the Total Engineered Floor System (TEFS) that has being specified in the construction of 39 apartment flats for a major UK builder. The IBS 2000® product will be used in conjunction with Engineered Wood I-joists.

The market size for timber frame kit housing in the UK is approximately 25,000 units annually representing 20% of the housing market. Unlike North American construction, timber frame homes are manufactured for builders as prefabricated kits that include floors, walls and roof assemblies. Luxor sees itself as well positioned to grow in the UK timber frame market. It has price and performance advantages as part of the TEFS marketing initiative, as well as direct contact with the builders and timber frame kit manufacturers. In addition, changes in the British building code that address vibration in floors contribute to the positive outlook. IBS 2000® has been specified in the floor design of other pending UK based projects. Luxor plans to maintain an inventory of its IBS 2000® Connectors in the UK to service the growing timber frame manufacturing industry.

Product Distribution

Luxor began the third quarter with 19 distributors. In Canada, Weyerhaeuser Canada Limited in British Columbia and Goodfellow Inc. and Jager Industries Inc. in Ontario. In the United States, Vandermeer Forest Products; Inc. and Hampton Distribution Companies in Washington; International Wood Products and Hampton Distribution Companies in Oregon; Snavely Forest Products in Colorado; Dixie Plywood and Snavely Forest Products in Texas; Boise Cascade Corporation in Georgia; Mid-State Lumber Corp., Eastern Engineered Wood Products, Holbrook Lumber Company and P&R Truss Co. in the North East, Snavely Forest Products, Atlantic Forest Products, Inc., North American Products, Inc. and Universal Forest Products in the mid Atlantic.

In October, 2002, DW Distribution Inc., located in Desoto, Texas, joined as a distributor.

CCMC Code Approval for I-Joists / Strategic Alliances

CCMC Code Approval for I-Joists
Following 10 months of testing, Luxor expects to submit application for a CCMC report in November, 2002. Previously, CCMC forwarded the Master Format for testing to Luxor and Don Onesco was retained as independent consultant. Onesco is a leading authority in Canada on floor performance and related code issues.

If Luxor is to joint market IBS 2000® with I-joist manufacturers, a CCMC report is required. Currently Luxor is selling IBS 2000® for application with I-Joists. The report is required for the I-Joist manufacturers to market IBS 2000®, which would include IBS 2000® in their literature and software.

CCMC Approval for IBS 2000® / I-Joists/Marketing Arrangements - Larger Corporations
Luxor's current market share in Canada and the U.S. is a fraction of 1%. Luxor's sales growth will be reasonable through marketing to distributors, retailers, builders and specifiers. In order to achieve significant sales growth, Luxor requires marketing representatives throughout Canada and the U.S., particularly the U.S. Representatives are very expensive as one incurs salary, auto, communications, travel and home office costs. As Luxor is not in a position to incur such costs, it will pursue arrangements with a larger corporation who have dozens of regional employee representatives. The focus will be on companies who manufacture engineered I-Joists. I-Joists are used in 40% of floors in new construction as opposed to 60% for lumber joists. The I-Joists have become a commodity and manufacturers are fighting to maintain or gain market share. As the market share for I-Joists has increased from 5% in 1990 to 40% in 2000, new I-Joists plants are inundating the market. As the IBS 2000® offers advantages to builders, it can be used by I-Joists manufacturers to gain market share or to maintain market share.

Weyerhaeuser / Trus Joist
Trus Joist previously tested IBS 2000® over a 3 month period, and it is the only proprietary bridging product Trus Joist has approved for use with its I-Joists. Trus Joists warranty will remain intact when its I-Joists are installed in conjunction with IBS 2000®.

IBS 2000® has only been allowed the same racking stiffness as solid blocking which is in the software. TJI require Luxor to secure racking stiffness values for application with I-Joists from the National Building Code of Canada, in other words, a CCMC report.

The Company will contact Weyerhaeuser upon receipt of the CCMC report.

Other I-Joists Manufacturers
The Company will contact other I-Joists manufacturers including Louisiana Pacific and Boise Cascade. Louisiana Pacific previously tested IBS 2000® over a 3 month period and approved its use with their I-Joists.

One manufacturer with large regional distribution has agreed to joint market with the Company through their marketing materials upon receipt of Luxor's CCMC report.

Business Development

In 2001, Luxor released its IBS 2000® Floor Navigator™ Design Analysis Software. The Floor Navigator™ is Luxor's first public release of its floor analysis program. The Floor Navigator™ program provides floor designers with both structural and performance information required to specify Luxor's patented IBS 2000® Load Sharing Connectors™. The addition of the software program to Luxor's growing list of design tools improves Luxor's ability to demonstrate the capability of its IBS 2000® Connectors to build better floors for less.

Software has been completed for Boise Cascade Corporation, Louisiana Pacific Corporation and Jager Industries Inc. I-joists as well as for I-joist manufacturers who are Members of the American Plywood Association. Luxor intends to post updates to the program on its website, www.luxorcorp.com.

Sales of the higher value IBS 2000® units for I-joist applications have continued to improve as the result of Luxor's "Value Engineering" program with builders, architects and engineers. The program provides Luxor with the opportunity to demonstrate to floor designers how its IBS 2000® Connectors can meet their floor performance expectations at the lowest cost.

Luxor is continuing to develop test markets for innovative new building systems for wood frame building envelopes. The systems are designed to compliment the "Value Engineering" approach and increase the value of each sale to the Company's builder contact base.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

Based on sales growth, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the Company.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. Other than obligations to related parties, the Company is able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V	October 28, 2002	12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF	**PRESS RELEASE 14.2002**	STANDARD & POOR'S LISTED

Framers Choice Inc. Adopts IBS 2000® to Add Value to its Floor System Package

Luxor Industrial Corporation is pleased to report that Framers Choice Inc., a floor system component distributor based in Las Vegas, Nevada, has adopted the use of Luxor's patented IBS 2000® Load Sharing Connectors™ in the marketing and design of its floor system package. Framers Choice does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for a network of dealers in California, Oregon, Washington, Utah, Nevada, Arizona and Texas from its centralized design office in Las Vegas. Framers Choice also supports floor system designs for custom homes done by its regional dealers.

Framers Choice has added IBS 2000® to its product mix to provide its customers with equal or better performing floors at a lower cost. The program launch has resulted in a stocking order of IBS 2000® being placed by DW Distribution of Dallas, TX. It has been indicated that additional dealers will be placing stocking orders as projects designed by Framers Choice begin construction.

Luxor will contribute its Value Engineering Service to the Framers Choice dealer network and add the network to its list of referrals for prospective new customers. The Framers Choice network provides Luxor with access to seven dealers in the active California and Arizona housing markets and additional coverage in areas where IBS 2000® is currently distributed.

Framers Choice and its dealer network provides local sales representation in markets that the Company expects will have significant impact on sales of IBS 2000®.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Snavely Forest Products	*Dallas, TX*	*Southwest*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
DW Distribution	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

The TSX Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V	November 11, 2002	12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF	**PRESS RELEASE 15.2002**	STANDARD & POOR'S LISTED

Luxor Achieves Record IBS 2000® Sales in October

Luxor Industrial Corporation is pleased to report that October sales of its patented IBS 2000® Load Sharing Connectors™ reached a one-month record level of $128,789. Sales for the ten month period ending October 31, 2002 were $892,466, an increase of 20% compared to $741,498 for the same period in 2001. In achieving this result Luxor also posted a record number of units sold in a one-month period. Unit sales for October 2002 were more than triple those of October 2001.

Luxor's market expansion programs contributed to the October sales record. New customers included Dallas Texas based DW Distribution whose stocking order will support that region's sales activities of Framers Choice Inc. Additional contribution continues to come from sales of higher valued IBS 2000® units for application with Engineered Wood I-joists.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. Luxor is working with representatives of such top 10 builders as Centex Homes, Pulte Homes and DR Horton in addition to an expanding list of top regional builders to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost.

Luxor is continuing to develop test markets for innovative new building systems for wood frame building envelopes. The systems are designed to compliment the "Value Engineering" approach and increase the value of each sale to the Company's builder contact base.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Snavely Forest Products	*Dallas, TX*	*Southwest*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
DW Distribution Inc.	*Desoto, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

The TSX Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V
TRADING SYMBOL: (OTC) LXRRF

November 29, 2002
PRESS RELEASE 16.2002

12g3(b)#82-822
STANDARD & POOR'S LISTED

Ontario Marketing Events in Luxor Industrial Corporation
Canada's Largest Home Builder Mattamy Homes Uses IBS 2000® in Two New Sites

Ontario...IBS 2000® Used at New Sites with Mattamy Homes. Mattamy Homes is using IBS 2000® for long span areas at their Creditview North Condos Site in Mississauga. They are also using IBS 2000® at their Rouge Site in Toronto with installations primarily in floors above garages.

St. Catherines, Ontario...Brooklite Homes Joins Growing List of Builders Using IBS 2000®. Brooklite Homes is using the IBS 2000® with Trus Joist TJI 150 Series I-Joists in kitchen areas with ceramic tiles and centre islands to reduce bounce and vibration in the floors.

Ontario...IBS 2000® Used at New Sites with Heathwood Homes. Heathwood Homes is using one, two, and three rows of IBS 2000® with 2 x 8 lumber joists in order to achieve longer spans of up to 15' at their Willamsburg Site in Whitby. They are also using the IBS 2000® with 2 x 10 lumber joists in homes starting at $500,000 at their Bayview Hill Site in Richmond Hill.

Maple, Ontario...IBS 2000® Used by Coscorp Inc.. Coscorp Inc. is using IBS 2000® with Jager JSI I-Joists for long span areas at their Northdale Site. In smaller homes, IBS 2000® is being used with lumber joists.

Markham, Ontario...IBS 2000® Used by Great West Developments. Great West Developments is using IBS 2000® with 2 x 8 lumber joists at their site in Markham. Great West just completed a site with IBS 2000®, also in Markham.

Ontario...IBS 2000® Used for Retrofits. IBS 2000® is being used for retrofits in numerous existing homes both with lumber joists and engineered I-Joists. In the Owen Sound area, IBS 2000® is being used with Trus Joist TJI I-Joists to rectify an over span situation.

Kitchener, Ontario...IBS 2000® Showcased at the Home Hardware Pro (Contractor) Night. Hundreds of contractors, builders and renovators were present from within a two-hour radius of Kitchener. Many builders advised that they were using the IBS 2000® and stated that they would continue to use it in future projects.

Toronto, Ontario...IBS 2000® Showcased at the Rona Lansing Contractor Night. IBS 2000® was showcased in Goodfellow Inc.'s (Luxor's distributor) booth at Rona Lansing's Martingrove store. Approximately 1000 contractors, builders, and renovators were present.

For further information contact Kal Manj or Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
President

The TSX Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V	December 6, 2002	12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF	**PRESS RELEASE 17.2002**	STANDARD & POOR'S LISTED

Luxor Achieves Monthly Profit in October 2002

Luxor Industrial Corporation is pleased to report that it achieved a profit in October 2002. The profit for October was $15,941; or $21,759 before amortization and deprecation.

The three-month loss to September 30, 2002 was $25,991 ($8,596 before depreciation and amortization) compared to $89,436 for the same period of 2001. The nine-month loss to September 30, 2002 was $202,997 compared to $262,984 for the same period of 2001.

As reported earlier, October 2002 sales reached a one-month record of $128,789. Third quarter 2002 sales were a quarterly record $285,288, up 17% compared to $243,026 for the same period of 2001. IBS 2000® sales for the nine-month period ending September 30, 2002 were $763,688, up 9% compared to $698,316 for the same period of 2001.

Based on sales growth, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the Company.

The Company's financial statements are available at www.sedar.com and will be available on Luxor's website in the near future.

For further information contact Kal Manj or Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
PRESIDENT

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V
TRADING SYMBOL: (OTC) LXRRF

December 11, 2002
PRESS RELEASE 18.2002

12g3(b)#82-822
STANDARD & POOR'S LISTED

Luxor's Value Engineering Service Helps US Builders Obtain the Floor Performance They Want at the Lowest Cost

Tahoe City, California... Luxor Industrial Corporation's patented IBS 2000® Load Sharing Connectors™ allowed custom builder Paul Griggs to improve the performance of second storey living spaces at no added cost. Luxor value engineers used a lower cost joist system and two rows of IBS 2000® to achieve floor performance levels that were appropriate for the home.

Pleasant Hill, California... Builder Derek Osmundsen used Luxor's Value Engineering service to add 80% to the performance of the office space located on the second floor of his new garage. Luxor employed changes in the joist configuration in conjunction with its IBS 2000® to create a significantly better floor at no added cost.

Truckee, California...IBS 2000® was used in a custom designed cabin to improve the floor performance of selected areas. Luxor identified transitions in floor performance between adjacent long and short span areas that were minimized by the addition of IBS 2000® to the long span rooms.

Broken Arrow, Oklahoma...IBS 2000® was used to improve the performance of a 32-foot span classroom floor. Luxor value engineers determined the optimum cost and performance configuration for the floor built with 24" deep engineered wood joists.

Yucaipa, California... Luxor's value engineers enhanced the performances of long span floors in a luxury residence. The addition of IBS 2000® allowed the builder to maintain the desired 16" joist depth and 19.2" spacing while exceeding the performance of deeper and more costly joist configurations.

Lake Tahoe, California... Floor performance transitions in a luxury residence were minimized by Luxor's value engineers. The use of IBS 2000® allowed the builder to maintain the specified joist depth throughout the home while improving the performance of the long spans to approximate the performance of the neighboring floors.

Central Point, Oregon... With the use of the IBS 2000®, the floor performance of the bonus room area above the garage of a custom home was increased at no added cost to the builder. The specified joist spacing of 12" was increased to 16" saving the cost of 7 joists in addition to the labor and material savings associated with installing fewer joists.

For further information contact Kal Manj or Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

BY THE ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
PRESIDENT

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

03 AUG 19 AM 7:21

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 21 08 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA

POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[ ] ONTARIO
[X] BRITISH COLUMBIA
[ ] QUÉBEC
[ ] MANITOBA
[ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	922,100 **	27 08 02	10	1,000		0.30		923,100	2	*
COMMON-WARRANTS	32,500							32,500	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 05 09 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4, 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 09 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (blank)

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA — POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	923,100 **	04 09 02	10		6,000	0.35		917,100	2	*
		10 09 02	10	500		0.35		917,600	2	*
		11 09 02	10	1,000		0.30		918,600	2	*
COMMON – WARRANTS	32,500							32,500	2	*
COMMON – OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 13 09 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 13 MONTH 09 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	918,600 **	19 09 02	10	1,500		0.21		920,100	2	*
		20 09 02	10	1,000		0.20		921,100	2	*
		23 09 02	10	4,000		0.20		925,100	2	*
COMMON-WARRANTS	32,500							32,500	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 27 MONTH 09 YEAR 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report) 03 AUG 1

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4, 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 27 09 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA

POSTAL CODE: V6M3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	925,100 **	30 09 02	10		2,500	0.20		922,600	2	*
COMMON - WARRANTS	32,500							32,500	2	*
COMMON - OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 09 10 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 09 10 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	922,600 **	21	10	02	10	11,000		0.20		933,600	2	*
COMMON – WARRANTS	32,500									32,500	2	*
COMMON – OPTIONS	300,000									300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 30 10 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION — 03 AUG 19 AM 7:21

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 30 MONTH 10 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	933,600 **	07	11	02	10		2,000	0.27		931,600	2	*
		14	11	02	10	1,000		0.27		932,600	2	*
COMMON-WARRANTS	32,500									32,500	2	*
COMMON-OPTIONS	300,000									300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 26 MONTH 11 YEAR 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	932,600 **	12	12	02	10	1,500		0.27		934,100	2	*
		20	12	02	10		31,000	0.27		903,100	2	*
COMMON – WARRANTS	32,500									32,500	2	*
COMMON – WARRANTS	300,000									300,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 21 12 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

LUXOR INDUSTRIAL CORPORATION 03 AUG 19

TRADING SYMBOL: (TSX) LRL.V
TRADING SYMBOL: (OTC) LXRRF

October 16, 2002
PRESS RELEASE 12.2002

12g3(b)#82-822
STANDARD & POOR'S LISTED

Luxor Achieves Record IBS 2000® Sales in the Third Quarter with Nine Month Sales Exceeding Three Quarters of a Million Dollars

Luxor Industrial Corporation is pleased to announce record sales for the third quarter 2002 of $285,277 for its patented IBS 2000® Load Sharing Connectors™. Sales in the third quarter also represented the largest number of IBS 2000® units sold in any one quarter.

Third quarter sales ($285,277) were up 17% compared to $243,026 for the third quarter of 2001. Sales for nine months ending September 30, 2001 were $763,677, up 9% compared to $698,316 for the same period of 2001.

The record sales were a result of the Company's ongoing market expansion program. During the quarter, the program contributed increased sales for I-joist applications in Canadian and US markets, the Company's first sale into the United Kingdom and higher sales in western markets.

Sales of the higher value IBS 2000® units for I-joist applications have continued to improve as the result of Luxor's "Value Engineering" program with builders, architects and engineers. The program provides Luxor with the opportunity to demonstrate to floor designers how its IBS 2000® Connectors can meet their floor performance expectations at the lowest cost.

The "Value Engineering" approach has allowed Luxor and its United Kingdom agent, Worldwide Inc., the opportunity to provide better performing floors to UK builders at a lower cost. Luxor shipped its first order to the UK for a multifamily apartment project. Luxor's IBS 2000® Joist Connectors have been quoted in numerous new UK projects.

Sales growth in western markets is the result of Luxor's ongoing marketing activities with builders. The use of IBS 2000® for cost savings is attracting a growing following among builders in all western markets.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V	October 21, 2002	12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF	**PRESS RELEASE 13.2002**	STANDARD & POOR'S LISTED

MarQuis Homes, Division of One of America's Largest Home Builders, Centex Homes, Utilizes IBS 2000® to Improve Floor Performance and Save Money

Luxor Industrial Corporation is pleased to report that luxury builder, MarQuis Homes, a division of one of America's largest home builders, Centex Homes, have commenced installation of Luxor's patented IBS 2000® Joist Connectors in its 48 unit Tramonto project. The three storey luxury villas, located in the prestigious Lake Las Vegas Resort area, were Value Engineered by Luxor to improve the floor performance in each unit while using lower cost joist configurations to achieve overall cost savings for the builder. The combination of better floor performance for improved customer satisfaction and lower material costs delivered by the IBS 2000® design solution provided the best value for MarQuis Homes. MarQuis Homes is working with Luxor to introduce the cost savings of IBS 2000® designs to other Centex divisions across the United States.

Luxor's free Value Engineering service is successfully demonstrating the diverse applications for IBS 2000® Connectors to builders at all quality levels. The range of applications gives IBS 2000® a potential application in any wood frame floor system. Luxor is continuing to expand its Value Engineering service with builders throughout North America.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Snavely Forest Products	*Dallas, TX*	*Southwest*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

The TSX Venture Exchange has neither approved nor disapproved this announcement

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com